EXHIBIT 12.1

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
(in thousands, except ratios)	2014	2013	2012

Income from continuing operations before income taxes	$855,960	$357,159	$659,271
Interest expense	216,661	218,581	182,705
Rental expense attributable to interest	2,406	1,906	1,553
Earnings	$1,075,027	$577,646	$843,529

Interest expense	$216,661	$218,581	$182,705
Capitalized interest	2,282	-	-
Rental expense attributable to interest	2,406	1,906	1,553
Preferred stock dividends	-	-	-
Fixed charges and preferred stock dividends	$221,349	$220,487	$184,258

Ratio of earnings to fixed charges (a)	4.86	2.62	4.58

Ratio of earnings to fixed charges and preferred stock dividends (b)	4.86	2.62	4.58

(a)     The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•          earnings include income from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•          fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)     The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•          earnings include income from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•          fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.

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